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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13D**
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                         MeriStar Hotels & Resorts, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    589988104
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                               Brad R. Okun, Esq.
                        O'Sullivan, Graev & Karabell, LLP
                        30 Rockefeller Plaza, 41st Floor
                            New York, New York 10112
                                 (212) 408-2400
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 28, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies of this statement are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         **The total number of shares of Stock reported herein is 6,857,775 shares, which constitutes approximately 21.88% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 31,349,781 shares of Stock outstanding. As of November 8, 1999, there were 29,531,599 shares of the Issuer's Stock outstanding, as reported on Form 10-Q filed by the Issuer on November 10, 1999.






         Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                  SCHEDULE 13D
Issuer:  MeriStar Hotels & Resorts, Inc.               CUSIP Number. 589988104
------                                                 ------------


--------------------------------------------------------------------------------

  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        FW Hospitality, L.P.
--------------------------------------------------------------------------------

  2.    Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)

        (b) X
--------------------------------------------------------------------------------
        SEC Use
  3.    Only
--------------------------------------------------------------------------------
        Source of Funds (See
  4.    Instructions)            00 - Contributions From Partners
--------------------------------------------------------------------------------
        Check if Disclosure of Legal Proceedings Is Required
  5.    Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
  6.    Citizenship or Place of Organization              Delaware
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                        Sole Voting
 Number of        7.    Power          764,067(1)
 Shares         ----------------------------------------------------------------
 Beneficially           Shared Voting
 Owned by Each    8.    Power           0
 Reporting      ----------------------------------------------------------------
 Person With            Sole
                        Dispositive
                  9.    Power             764,067(1)
                ----------------------------------------------------------------
                        Shared
                 10.    Dispositive Power  0
--------------------------------------------------------------------------------
         Aggregate Amount Beneficially Owned by Each
11.      Reporting Person                               764,067
--------------------------------------------------------------------------------
         Check if the Aggregate Amount in Row (11) Excludes Certain
12.      Shares (See Instructions)
--------------------------------------------------------------------------------
         Percent of Class Represented by
13.      Amount in Row (11)                    2.4%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        PN
--------------------------------------------------------------------------------
(1) Power is exercised through its general partner, Group III 31, L.L.C.
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
Issuer:  MeriStar Hotels & Resorts, Inc.               CUSIP Number. 589988104
------                                                 ------------


--------------------------------------------------------------------------------

  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Arbor REIT, L.P.
--------------------------------------------------------------------------------

  2.    Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)

        (b) X
--------------------------------------------------------------------------------
        SEC Use
  3.    Only
--------------------------------------------------------------------------------
        Source of Funds (See
  4.    Instructions)            00 - Contributions From Partners
--------------------------------------------------------------------------------
        Check if Disclosure of Legal Proceedings Is Required
  5.    Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
  6.    Citizenship or Place of Organization              Delaware
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                        Sole Voting
 Number of        7.    Power          764,067(1)
 Shares         ----------------------------------------------------------------
 Beneficially           Shared Voting
 Owned by Each    8.    Power           0
 Reporting      ----------------------------------------------------------------
 Person With            Sole
                        Dispositive
                  9.    Power             764,067(1)
                ----------------------------------------------------------------
                        Shared
                 10.    Dispositive Power  0
--------------------------------------------------------------------------------
        Aggregate Amount Beneficially Owned by Each
11.     Reporting Person                               764,067
--------------------------------------------------------------------------------
        Check if the Aggregate Amount in Row (11) Excludes Certain
12.     Shares (See Instructions)
--------------------------------------------------------------------------------
        Percent of Class Represented by
13.     Amount in Row (11)                    2.4%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        PN
--------------------------------------------------------------------------------
(1) Power is exercised through its general partner, Group Investors, L.L.C.
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
Issuer:  MeriStar Hotels & Resorts, Inc.               CUSIP Number. 589988104
------                                                 ------------


--------------------------------------------------------------------------------

  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        MHX Investors, L.P.
--------------------------------------------------------------------------------

  2.    Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)

        (b) X
--------------------------------------------------------------------------------
        SEC Use
  3.    Only
--------------------------------------------------------------------------------
        Source of Funds (See
  4.    Instructions)            00 - Contributions From Partners
--------------------------------------------------------------------------------
        Check if Disclosure of Legal Proceedings Is Required
  5.    Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
        Citizenship or Place of
  6.    Organization              Delaware
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                        Sole Voting
 Number of        7.    Power          764,066(1)
 Shares          ---------------------------------------------------------------
 Beneficially
 Owned by Each          Shared Voting
 Reporting        8.    Power           0
 Person With     ---------------------------------------------------------------

                        Sole
                        Dispositive
                  9.    Power             764,066(1)
                ----------------------------------------------------------------

                        Shared
                 10.    Dispositive Power  0
--------------------------------------------------------------------------------
        Aggregate Amount Beneficially Owned by Each
11.     Reporting Person                               764,066
--------------------------------------------------------------------------------
        Check if the Aggregate Amount in Row (11) Excludes Certain
12.     Shares (See Instructions)
--------------------------------------------------------------------------------
        Percent of Class Represented by
13.     Amount in Row (11)                    2.4%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        PN
--------------------------------------------------------------------------------
(1) Power is exercised through its general partner, FW Group Genpar, Inc.
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
Issuer:  MeriStar Hotels & Resorts, Inc.               CUSIP Number. 589988104
------                                                 ------------


  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Cherwell Investors, Inc.

--------------------------------------------------------------------------------

  2.    Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)

        (b) X
--------------------------------------------------------------------------------
        SEC Use
  3.    Only
--------------------------------------------------------------------------------
        Source of Funds (See
  4.    Instructions)            Not  Applicable
--------------------------------------------------------------------------------
        Check if Disclosure of Legal Proceedings Is Required
  5.    Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
        Citizenship or Place of
  6.    Organization              Delaware
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                        Sole Voting
                  7.    Power          61,912(1)
 Number of       ---------------------------------------------------------------
 Shares                 Shared Voting
 Beneficially     8.    Power           0
 Owned by Each   ---------------------------------------------------------------
 Reporting              Sole
 Person With            Dispositive
                  9.    Power             61,912(1)
                 ---------------------------------------------------------------
                        Shared
                 10.    Dispositive Power  0
                 ---------------------------------------------------------------
        Aggregate Amount Beneficially Owned by Each
11.     Reporting Person                               61,912
--------------------------------------------------------------------------------
        Check if the Aggregate Amount in Row (11) Excludes Certain
12.     Shares (See Instructions)
--------------------------------------------------------------------------------
        Percent of Class Represented by
13.     Amount in Row (11)                    0.2%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------
(1) Power is exercised through its sole stockholder, Acadia Partners, L.P.
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
Issuer:  MeriStar Hotels & Resorts, Inc.               CUSIP Number. 589988104
------                                                 ------------


  1.     Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Group 31, Inc.

--------------------------------------------------------------------------------

  2.    Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)

        (b) X
--------------------------------------------------------------------------------
        SEC Use
  3.    Only
--------------------------------------------------------------------------------
        Source of Funds (See
  4.    Instructions)            Not Applicable
--------------------------------------------------------------------------------
        Check if Disclosure of Legal Proceedings Is Required
  5.    Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
        Citizenship or Place of
  6.    Organization              Texas
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                        Sole Voting
 Number of        7.    Power          4,067(1)
 Shares          ---------------------------------------------------------------
 Beneficially           Shared Voting
 Owned by Each    8.    Power           0
 Reporting       ---------------------------------------------------------------
 Person With            Sole
                        Dispositive
                  9.    Power             4,067(1)
                 ---------------------------------------------------------------
                        Shared
                 10.    Dispositive Power  0
--------------------------------------------------------------------------------
        Aggregate Amount Beneficially Owned by Each
11.     Reporting Person                               4,067
--------------------------------------------------------------------------------
        Check if the Aggregate Amount in Row (11) Excludes Certain
12.     Shares (See Instructions)
--------------------------------------------------------------------------------
        Percent of Class Represented by
13.     Amount in Row (11)                    0.1%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------
(1)     Power is exercised by its president and sole shareholder, J. Taylor
        Crandall.
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
Issuer:  MeriStar Hotels & Resorts, Inc.               CUSIP Number. 589988104
------                                                 ------------



  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        MC Investment Corporation
--------------------------------------------------------------------------------

  2.    Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)

        (b) X
--------------------------------------------------------------------------------
        SEC Use
  3.    Only
--------------------------------------------------------------------------------
        Source of Funds (See
  4.    Instructions)            Not Applicable
--------------------------------------------------------------------------------
        Check if Disclosure of Legal Proceedings Is Required
  5.    Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
        Citizenship or Place of
  6.    Organization              Delaware
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                        Sole Voting
 Number of        7.    Power          45(1)
 Shares          ---------------------------------------------------------------
 Beneficially           Shared Voting
 Owned by Each    8.    Power           0
 Reporting       ---------------------------------------------------------------
 Person With            Sole
                        Dispositive
                  9.    Power             45(1)
                 ---------------------------------------------------------------
                        Shared
                 10.    Dispositive Power  0
--------------------------------------------------------------------------------
        Aggregate Amount Beneficially Owned by Each
11.     Reporting Person                               45
--------------------------------------------------------------------------------
        Check if the Aggregate Amount in Row (11) Excludes Certain
12.     Shares (See Instructions)
--------------------------------------------------------------------------------
        Percent of Class Represented by
13.     Amount in Row (11)                   less than 0.1%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------
(1) Power is exercised by its sole stockholder, Penobscot Partners, L.P.
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
Issuer:  MeriStar Hotels & Resorts, Inc.               CUSIP Number. 589988104
------                                                 ------------



  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Penobscot Partners, L.P.
--------------------------------------------------------------------------------

  2.    Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)

        (b) X
--------------------------------------------------------------------------------
        SEC Use
  3.    Only
--------------------------------------------------------------------------------
        Source of Funds (See
  4.    Instructions)            Not Applicable
--------------------------------------------------------------------------------
        Check if Disclosure of Legal Proceedings Is Required
  5.    Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
        Citizenship or Place of
  6.    Organization              Delaware
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                        Sole Voting
 Number of        7.    Power          87,848(1)(2)
 Shares          ---------------------------------------------------------------
 Beneficially           Shared Voting
 Owned by Each    8.    Power           0
 Reporting       ---------------------------------------------------------------
 Person With            Sole
                        Dispositive
                  9.    Power             87,848(1)(2)
                 ---------------------------------------------------------------
                        Shared
                 10.    Dispositive Power  0
--------------------------------------------------------------------------------
        Aggregate Amount Beneficially Owned by Each
11.     Reporting Person                               87,848(2)
--------------------------------------------------------------------------------
        Check if the Aggregate Amount in Row (11) Excludes Certain
12.     Shares (See Instructions)
--------------------------------------------------------------------------------
        Percent of Class Represented by
13.     Amount in Row (11)                    0.3%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        PN
--------------------------------------------------------------------------------
(1) Power is exercised by its sole general partner, PTJ Merchant Banking Partners, L.P.

(2) Solely in its capacity as the sole stockholder of MC Investment Corporation with respect to 45 shares of Stock.
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
Issuer:  MeriStar Hotels & Resorts, Inc.               CUSIP Number. 589988104
------                                                 ------------


--------------------------------------------------------------------------------

  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        PTJ Merchant Banking Partners, L.P.
--------------------------------------------------------------------------------

  2.    Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)

        (b) X
--------------------------------------------------------------------------------
        SEC Use
  3.    Only
--------------------------------------------------------------------------------
        Source of Funds (See
  4.    Instructions)            Not Applicable
--------------------------------------------------------------------------------
        Check if Disclosure of Legal Proceedings Is Required
  5.    Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
        Citizenship or Place of
  6.    Organization              Delaware
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                        Sole Voting
 Number of        7.    Power          204,514(1)(2)
 Shares          ---------------------------------------------------------------
 Beneficially           Shared Voting
 Owned by Each    8.    Power           0
 Reporting       ---------------------------------------------------------------
 Person With            Sole
                        Dispositive
                  9.    Power             204,514(1)(2)
                 ---------------------------------------------------------------
                        Shared
                 10.    Dispositive Power  0
--------------------------------------------------------------------------------
        Aggregate Amount Beneficially Owned by Each
11.     Reporting Person                               204,514(2)
--------------------------------------------------------------------------------
        Check if the Aggregate Amount in Row (11) Excludes Certain
12.     Shares (See Instructions)
--------------------------------------------------------------------------------
        Percent of Class Represented by
13.     Amount in Row (11)                    0.7%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        PN
--------------------------------------------------------------------------------
(1) Power is exercised by its managing general partner, PTJ, Inc.

(2) Solely in its capacity as the sole general partner of Penobscot Partners, L.P. with respect to 87,848 shares of Stock.
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
Issuer:  MeriStar Hotels & Resorts, Inc.               CUSIP Number. 589988104
------                                                 ------------



  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        J. Taylor Crandall
--------------------------------------------------------------------------------

  2.    Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)

        (b) X
--------------------------------------------------------------------------------
        SEC Use
  3.    Only
--------------------------------------------------------------------------------
        Source of Funds (See
  4.    Instructions)            PF
--------------------------------------------------------------------------------
        Check if Disclosure of Legal Proceedings Is Required
  5.    Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
        Citizenship or Place of
  6.    Organization              USA
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                        Sole Voting
                  7.    Power          1,030,493(1)
 Number of       ---------------------------------------------------------------
 Shares                 Shared Voting
 Beneficially     8.    Power           0
 Owned by Each   ---------------------------------------------------------------
 Reporting              Sole
 Person With            Dispositive
                  9.    Power             1,030,493(1)
                 ---------------------------------------------------------------
                        Shared
                 10.    Dispositive Power  0
--------------------------------------------------------------------------------
        Aggregate Amount Beneficially Owned by Each
11.     Reporting Person                               1,030,493(1)
--------------------------------------------------------------------------------
        Check if the Aggregate Amount in Row (11) Excludes Certain
12.     Shares (See Instructions)
--------------------------------------------------------------------------------
        Percent of Class Represented by
13.     Amount in Row (11)                    3.3%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------
(1) Solely in his capacity as (i) president and sole shareholder of Acadia MGP, Inc., in its capacity as the controlling entity of Acadia Partners, L.P., with respect to 61,912 shares of Stock owned directly by Cherwell Investors, Inc., (ii) president and sole shareholder of Group 31, Inc. with respect to 4,067 shares of Stock, (iii) president and sole stockholder of PTJ, Inc., in its capacity as general partner of PTJ Merchant Banking Partners, L.P., with respect to 204,514 shares of Stock, and (iv) sole member of Group III 31, L.L.C., in its capacity as general partner of FW Hospitality, L.P., with respect to 764,067 shares of stock.
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
Issuer:  MeriStar Hotels & Resorts, Inc.               CUSIP Number. 589988104
------                                                 ------------



  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Capital Partnership
--------------------------------------------------------------------------------

  2.    Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)

        (b) X
--------------------------------------------------------------------------------
        SEC Use
  3.    Only
--------------------------------------------------------------------------------
        Source of Funds (See
  4.    Instructions)            Not Applicable
--------------------------------------------------------------------------------
        Check if Disclosure of Legal Proceedings Is Required
  5.    Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
        Citizenship or Place of
  6.    Organization              Texas
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                        Sole Voting
                  7.    Power          45,754(1)
 Number of       ---------------------------------------------------------------
 Shares                 Shared Voting
 Beneficially     8.    Power           0
 Owned by Each   ---------------------------------------------------------------
 Reporting              Sole
 Person With            Dispositive
                  9.    Power             45,754(1)
                 ---------------------------------------------------------------
                        Shared
                 10.    Dispositive Power  0
--------------------------------------------------------------------------------
        Aggregate Amount Beneficially Owned by Each
11.     Reporting Person                               45,754
--------------------------------------------------------------------------------
        Check if the Aggregate Amount in Row (11) Excludes Certain
12.     Shares (See Instructions)
--------------------------------------------------------------------------------
        Percent of Class Represented by
13.     Amount in Row (11)                    less than 0.1%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        PN
--------------------------------------------------------------------------------
(1)   Power is exercised by its managing partner, Margaret Lee Bass 1980 Trust.
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
Issuer:  MeriStar Hotels & Resorts, Inc.               CUSIP Number. 589988104
------                                                 ------------



  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Keystone, Inc.
--------------------------------------------------------------------------------

  2.    Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)

        (b) X
--------------------------------------------------------------------------------
        SEC Use
  3.    Only
--------------------------------------------------------------------------------
        Source of Funds (See
  4.    Instructions)            Not Applicable
--------------------------------------------------------------------------------
        Check if Disclosure of Legal Proceedings Is Required
  5.    Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
        Citizenship or Place of
  6.    Organization              Texas
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                        Sole Voting
                  7.    Power          193,367(1)
 Number of       ---------------------------------------------------------------
 Shares                 Shared Voting
 Beneficially     8.    Power           0
 Owned by Each   ---------------------------------------------------------------
 Reporting              Sole
 Person With            Dispositive
                  9.    Power             193,367(1)
                 ---------------------------------------------------------------
                        Shared
                 10.    Dispositive Power  0
--------------------------------------------------------------------------------
        Aggregate Amount Beneficially Owned by Each
11.     Reporting Person                               193,367
--------------------------------------------------------------------------------
        Check if the Aggregate Amount in Row (11) Excludes Certain
12.     Shares (See Instructions)
--------------------------------------------------------------------------------
        Percent of Class Represented by
13.     Amount in Row (11)                    0.6%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------
(1)  Power is exercised through its president and sole director, Robert M. Bass.
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
Issuer:  MeriStar Hotels & Resorts, Inc.               CUSIP Number. 589988104
------                                                 ------------



--------------------------------------------------------------------------------

  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Robert M. Bass
--------------------------------------------------------------------------------

  2.    Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)

        (b) X
--------------------------------------------------------------------------------
        SEC Use
  3.    Only
--------------------------------------------------------------------------------
        Source of Funds (See
  4.    Instructions)            PF
--------------------------------------------------------------------------------
        Check if Disclosure of Legal Proceedings Is Required
  5.    Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
        Citizenship or Place of
  6.    Organization              USA
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                        Sole Voting
                  7.    Power          270,885(1)
 Number of       ---------------------------------------------------------------
 Shares                 Shared Voting
 Beneficially     8.    Power           0
 Owned by Each   ---------------------------------------------------------------
 Reporting              Sole
 Person With            Dispositive
                  9.    Power             270,885(1)
                 ---------------------------------------------------------------
                        Shared
                 10.    Dispositive Power  0
--------------------------------------------------------------------------------
        Aggregate Amount Beneficially Owned by Each
11.     Reporting Person                               270,885(1)
--------------------------------------------------------------------------------
        Check if the Aggregate Amount in Row (11) Excludes Certain
12.     Shares (See Instructions)
--------------------------------------------------------------------------------
        Percent of Class Represented by
13.     Amount in Row (11)                    0.9%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------
(1) Solely in his capacity as president and sole director of Keystone, Inc. with respect to 193,367 shares of Stock.
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
Issuer:  MeriStar Hotels & Resorts, Inc.               CUSIP Number. 589988104
------                                                 ------------



--------------------------------------------------------------------------------

  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Oak Hill Capital Partners, L.P.
--------------------------------------------------------------------------------

  2.    Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)

        (b) X
--------------------------------------------------------------------------------
        SEC Use
  3.    Only
--------------------------------------------------------------------------------
        Source of Funds (See
  4.    Instructions)            OO- Contributions from Partners
--------------------------------------------------------------------------------
        Check if Disclosure of Legal Proceedings Is Required
  5.    Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
        Citizenship or Place of
  6.    Organization              Delaware
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                        Sole Voting
                  7.    Power          3,545,455 (1)
 Number of       ---------------------------------------------------------------
 Shares                 Shared Voting
 Beneficially     8.    Power           0
 Owned by Each   ---------------------------------------------------------------
 Reporting              Sole
 Person With            Dispositive
                  9.    Power             3,545,455 (1)
                 ---------------------------------------------------------------
                        Shared
                 10.    Dispositive Power  0
--------------------------------------------------------------------------------
         Aggregate Amount Beneficially Owned by Each
11.      Reporting Person                               3,545,455 (1)
--------------------------------------------------------------------------------
        Check if the Aggregate Amount in Row (11) Excludes Certain
12.     Shares (See Instructions)
--------------------------------------------------------------------------------
         Percent of Class Represented by
13.      Amount in Row (11)                    11.3%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        PN
--------------------------------------------------------------------------------
(1) Power is exercised through its general partner, OHCP GenPar, L.P.
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
Issuer:  MeriStar Hotels & Resorts, Inc.               CUSIP Number. 589988104
------                                                 ------------



--------------------------------------------------------------------------------

  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Oak Hill Capital Management Partners, L.P.
--------------------------------------------------------------------------------

  2.    Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)

        (b) X
--------------------------------------------------------------------------------
        SEC Use
  3.    Only
--------------------------------------------------------------------------------
        Source of Funds (See
  4.    Instructions)            OO- Contributions from Partners
--------------------------------------------------------------------------------
        Check if Disclosure of Legal Proceedings Is Required
  5.    Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
        Citizenship or Place of
  6.    Organization              Delaware
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                        Sole Voting
                  7.    Power          90,909 (1)
 Number of       ---------------------------------------------------------------
 Shares                 Shared Voting
 Beneficially     8.    Power           0
 Owned by Each   ---------------------------------------------------------------
 Reporting              Sole
 Person With            Dispositive
                  9.    Power             90,909 (1)
                 ---------------------------------------------------------------
                        Shared
                 10.    Dispositive Power  0
--------------------------------------------------------------------------------
        Aggregate Amount Beneficially Owned by Each
11.     Reporting Person                               90,909 (1)
--------------------------------------------------------------------------------
        Check if the Aggregate Amount in Row (11) Excludes Certain
12.     Shares (See Instructions)
--------------------------------------------------------------------------------
        Percent of Class Represented by
13.     Amount in Row (11)                    0.3%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        PN
--------------------------------------------------------------------------------
(1) Power is exercised through its general partner, OHCP GenPar, L.P.
--------------------------------------------------------------------------------


Preliminary Note.

         The information contained herein has been adjusted to reflect the additional purchases of Stock of the Issuer by two members to the group of reporting persons.

                                  SCHEDULE 13D
Issuer:  MeriStar Hotels & Resorts, Inc.               CUSIP Number. 589988104
------                                                 ------------


Item 1   SECURITY AND ISSUER.

         This statement relates to shares of common stock, par value $0.01 per share (the "Stock"), of MeriStar Hotels & Resorts, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 1010 Wisconsin Avenue NW, Washington, D.C. 20007.

Item 2   IDENTITY AND BACKGROUND.

         (a) Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Act, the undersigned hereby file this Schedule 13D Statement on behalf of FW Hospitality, L.P., a Delaware limited partnership ("Hospitality"), Arbor REIT, L.P., a Delaware limited partnership ("Arbor"), MHX Investors, L.P., a Delaware limited partnership ("MHX"), Cherwell Investors, Inc., a Delaware corporation ("Cherwell"), Group 31, Inc., a Texas corporation ("Group 31"), MC Investment Corporation, a Delaware corporation ("MCI"), Penobscot Partners, L.P., a Delaware limited partnership ("Penobscot"), PTJ Merchant Banking Partners, L.P., a Delaware limited partnership ("PTJ" Merchant"), J. Taylor Crandall ("Crandall"), Capital Partnership, a Texas general partnership ("Capital"), Keystone, Inc., a Texas corporation ("Keystone"), Robert M. Bass ("R. Bass"), Oak Hill Capital Partners, L.P., a Delaware limited partnership ("OHCP"), and Oak Hill Capital Management Partners, L.P., a Delaware limited partnership ("OHCMP"). Hospitality, Arbor, MHX, Cherwell, Group 31, MCI, Penobscot, PTJ Merchant, Crandall, Capital, Keystone,
R. Bass, OHCP, and OHCMP are sometimes hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of
Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists. Additionally, pursuant to Instruction C of Schedule 13D, information is included herein with respect to the following persons (collectively, "Item 2 Persons"), Group III 31, L.L.C., a Delaware limited liability company ("Group III"), Group Investors, L.L.C., a Delaware limited liability company ("Group Investors"), FW Group Genpar, Inc., a Texas corporation ("FW Group"), Mark A. Wolfson ("Wolfson"), David G. Brown ("Brown"), Acadia Partners, L.P., a Delaware limited partnership ("Acadia"), Acadia FW Partners, L.P., a Delaware limited partnership ("Acadia FW"), Acadia MGP, Inc., a Texas corporation ("Acadia MGP"), Daniel L. Doctoroff ("Doctoroff"), Steven B. Gruber ("Gruber"), Glenn R. August ("August"), John R. Monsky ("Monsky"), Bradford E. Bernstein ("Bernstein"), PTJ, Inc., a Delaware corporation ("PTJ"),
W. R. Cotham ("Cotham"), James N. Alexander ("Alexander"), Thomas R. Delatour, Jr. ("Delatour"), Anthony P. Scotto ("Scotto"), Margaret Lee Bass 1980 Trust, a trust existing under the laws of Texas ("MLBT"), Panther City Investment Company, a Texas corporation ("Panther City"), OHCP GenPar, L.P., a Delaware limited partnership ("GenPar"), and OHCP MGP, L.L.C., a Delaware limited liability company ("OHCP MGP").

         (b) - (c)

         REPORTING PERSONS

         HOSPITALITY

         Hospitality is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of Hospitality, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

         ARBOR

         Arbor is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of Arbor, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.



         MHX

                                  SCHEDULE 13D
Issuer:  MeriStar Hotels & Resorts, Inc.               CUSIP Number. 589988104
------                                                 ------------



         MHX is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of MHX, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

         CHERWELL

         Cherwell is a Delaware corporation, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of Cherwell, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Cherwell are as follows:

                            RESIDENCE OR               PRINCIPAL OCCUPATION
NAME                        BUSINESS ADDRESS           OR EMPLOYMENT

Crandall                    201 Main St., Ste. 3100    Vice President and
                            Fort Worth, Texas  76102   Chief Operating Officer
                                                       of Keystone

Doctoroff                   65 E. 55th Street          Managing Director of
                            New York, New York  10022  Oak Hill Partners, Inc.

Gruber                      65 E. 55th Street          Managing Director of
                            New York, New York  10022  Oak Hill Partners, Inc.

Monsky                      65 E. 55th Street          Managing Director of
                            New York, New York  10022  Oak Hill Partners, Inc.

Bernstein                   65 E. 55th Street          Employee  of
                            New York, New York  10022  Oak Hill Partners, Inc.


         KEYSTONE

         Keystone is a Texas corporation, the principal businesses of which are investment in marketable securities, real estate investment and development, ownership and operation of oil and gas properties (through Bass Enterprises Production Co. ["BEPCO"]), the ownership and operation of gas processing plants and carbon black plants (through various partnerships) and the ownership of interests in entities engaged in a wide variety of businesses. The principal business address of Keystone, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76012. Pursuant to Instruction C to
Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Keystone are as follows:

                            RESIDENCE OR               PRINCIPAL OCCUPATION
NAME                        BUSINESS ADDRESS           OR EMPLOYMENT

R. Bass                     201 Main St., Ste. 3100    President of Keystone
                            Fort Worth, Texas  76102

Crandall                    See above                  See above

Brown                       201 Main St., Ste. 3100    Vice President -
                            Fort Worth, Texas  76102   Finance
                                                       of Keystone

Doctoroff                   See above                  See above

Gruber                      See above                  See above

                                  SCHEDULE 13D
Issuer:  MeriStar Hotels & Resorts, Inc.               CUSIP Number. 589988104
------                                                 ------------



                            RESIDENCE OR               PRINCIPAL OCCUPATION
NAME                        BUSINESS ADDRESS           OR EMPLOYMENT

Wolfson                     201 Main St., Ste. 3100    Vice President of and
                            Fort Worth, Texas  76102   Consultant to Keystone

Cotham                      201 Main St., Ste. 2600    Vice President/
                            Fort Worth, Texas  76102   Controller of BEPCO

Reese                       201 Main St., Ste. 2600    Treasurer of BEPCO
                            Fort Worth, Texas  76102

Alexander                   201 Main St., Ste. 3100    Vice President of
                            Fort Worth, Texas  76102   Keystone

Carl                        201 Main St., Ste. 3100    Vice President of
                            Fort Worth, Texas  76102   Keystone

Monsky                      See above                  See above

Delatour                    201 Main St., Ste. 3100    Vice President of
                            Fort Worth, Texas  76102   Keystone


         OAK HILL PARTNERS, INC.

         Oak Hill Partners, Inc. is a Delaware corporation, the principal business of which is serving as an investment consultant to Acadia Partners, L.P. ("Acadia"). Acadia is a Delaware limited partnership, formed to invest in public and private debt and equity securities. The principal business address of Oak Hill Partners, Inc. is 65 East 55th Street, New York, New York 10022.

         BEPCO

         BEPCO is a Texas corporation, the principal business of which is oil exploration and drilling and producing hydrocarbons. The principal business address of BEPCO, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

         GROUP 31

         Group 31 is a Texas corporation, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of Group 31, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Group 31 are as follows:

                            RESIDENCE OR               PRINCIPAL OCCUPATION
NAME                        BUSINESS ADDRESS           OR EMPLOYMENT

Crandall                    See above                  See above

Brown                       See above                  See above

Cotham                      See above                  See above

                                  SCHEDULE 13D
Issuer:  MeriStar Hotels & Resorts, Inc.               CUSIP Number. 589988104
------                                                 ------------



                            RESIDENCE OR               PRINCIPAL OCCUPATION
NAME                        BUSINESS ADDRESS           OR EMPLOYMENT

Reese                       See above                  See above

Alexander                   See above                  See above

Wolfson                     See above                  See above

Pinson                      201 Main St., Ste. 3100    Employee of BEPCO
                            Fort Worth, Texas  76102

Delatour                    See above                  See above


         MCI

         MCI is a Delaware corporation, the principal business of which is investing in public and private debt and equity securities. The principal business address of MCI, which also serves as its principal office, is 65 East 55th Street, 32nd Floor, New York, New York 10022. Pursuant to Instruction C to
Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of MCI are as follows:

                            RESIDENCE OR               PRINCIPAL OCCUPATION
NAME                        BUSINESS ADDRESS           OR EMPLOYMENT

Doctoroff                   See above                  See above

Gruber                      See above                  See above



         PENOBSCOT

         Penobscot is a Delaware limited partnership, formed to invest in public and private debt and equity securities. The principal business address of Penobscot, which also serves as its principal office, is 65 East 55th Street, New York, New York 10022.

         PTJ MERCHANT

         PTJ Merchant is a Delaware limited partnership, the principal business of which is serving as the general partner of Penobscot and activities related thereto. The principal business address of PTJ Merchant, which also serves as its principal office, is 65 East 55th Street, New York, New York 10022.

         CRANDALL

         See above.





         CAPITAL

                                  SCHEDULE 13D
Issuer:  MeriStar Hotels & Resorts, Inc.               CUSIP Number. 589988104
------                                                 ------------



         Capital is a Texas general partnership, the principal business of which is investing in public and private debt and equity securities. The principal business address of Capital, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.



         KEYSTONE

         See above.

         R. BASS

         See above.

         OHCP

         OHCP is a Delaware limited partnership, the principal business of which is investing in public and private debt and equity securities. The principal business address of OHCP is 201 Main Street, Suite 2300, Fort Worth, Texas 76102.

         OHCMP

         OHCMP is a Delaware limited partnership, the principal business of which is investing in public and private debt and equity securities. The principal business address of OHCMP is 201 Main Street, Suite 2300, Fort Worth, Texas 76102.

         ITEM 2 PERSONS

         Pursuant to Instruction C to Schedule 13D of the Act, information with respect to the Item 2 Persons is set forth below.

         GROUP III

         Group III is a Delaware limited liability company, the principal business of which is the purchase, sale, acquisition and holding of investment securities. Group III also serves as the sole general partner of FW Hospitality. The principal business address of Group III, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Crandall is the sole member of Group III.

         GROUP INVESTORS

         Group Investors is a Delaware limited liability company, the principal business of which is the purchase, sale, acquisition and holding of investment securities. Group Investors also serves as the sole general partner of Arbor. The principal business address of Group Investors, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Wolfson is the sole member of Group Investors.

         FW GROUP

         FW Group is a Texas corporation, the principal business of which is the purchase, sale, acquisition and holding of investment securities. FW Group also serves as the sole general partner of MHX. The principal business address of FW Group, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of FW Group are as follows:

NAME                        RESIDENCE OR               PRINCIPAL OCCUPATION

                                  SCHEDULE 13D
Issuer:  MeriStar Hotels & Resorts, Inc.               CUSIP Number. 589988104
------                                                 ------------



                            BUSINESS ADDRESS           OR EMPLOYMENT

Crandall                    See above                  See above

Brown                       See above                  See above

Cotham                      See above                  See above

Reese                       See above                  See above

Alexander                   See above                  See above

Wolfson                     See above                  See above

Delatour                    See above                  See above


         WOLFSON

         See above.

         BROWN

         See above.

         ACADIA

         Acadia is a Delaware limited partnership, formed to invest in public and private debt and equity securities. Acadia is also the sole shareholder of Cherwell. The principal business address of Acadia, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

         ACADIA FW

         Acadia FW is a Delaware limited partnership, the principal business of which is serving as the sole general partner of Acadia and activities related thereto. The principal business address of Acadia FW, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

         ACADIA MGP

         Acadia MGP is a Texas corporation, the principal business of which is serving as the managing general partner of Acadia FW and activities related thereto. The principal business address of Acadia MGP, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Acadia MGP are as follows:

                            RESIDENCE OR               PRINCIPAL OCCUPATION
NAME                        BUSINESS ADDRESS           OR EMPLOYMENT

Crandall                    See above                  See above

Doctoroff                   See above                  See above

Gruber                      See above                  See above

Cotham                      See above                  See above

                                  SCHEDULE 13D
Issuer:  MeriStar Hotels & Resorts, Inc.               CUSIP Number. 589988104
------                                                 ------------



                            RESIDENCE OR               PRINCIPAL OCCUPATION
NAME                        BUSINESS ADDRESS           OR EMPLOYMENT

Monsky                      See above                  See above


         DOCTOROFF

         See above.

         GRUBER

         See above.

         AUGUST

         See above.

         BERNSTEIN

         See above.

         PTJ

         PTJ is a Delaware corporation, the principal business of which is serving as general partner of PTJ Merchant and activities related thereto. The principal business address of PTJ, which also serves as its principal office, is 65 East 55th Street, 32nd Floor, New York, New York 10022. The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of PTJ are as follows:

                            RESIDENCE OR               PRINCIPAL OCCUPATION
NAME                        BUSINESS ADDRESS           OR EMPLOYMENT

Crandall                    See above                  See above

Doctoroff                   See above                  See above

Gruber                      See above                  See above

Cotham                      See above                  See above

Scotto                      65 East 55th Street        Employee of Oak Hill
                            New York, New York 10022   Partners, Inc.

Monsky                      See above                  See above


         COTHAM

         See above.

         ALEXANDER

         See above.

                                  SCHEDULE 13D
Issuer:  MeriStar Hotels & Resorts, Inc.               CUSIP Number. 589988104
------                                                 ------------



         DELATOUR

         See above.

         SCOTTO

         See above.

         MLBT

         MLBT is a trust existing under the laws of the State of Texas. The address of MLBT is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to its trustee, Panther City, is set forth below.

         PANTHER CITY

         Panther City is a Texas corporation. Panther City is a private trust company that serves as trustee of various trusts. The principal business address of Panther City, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Panther City are as follows:

                            RESIDENCE OR               PRINCIPAL OCCUPATION
NAME                        BUSINESS ADDRESS           OR EMPLOYMENT

Cotham                      See above                  See above

William P. Hallman, Jr.     201 Main St., Ste. 2500    Director of the law firm
                            Fort Worth, Texas  76102   of Kelly, Hart & Hallman,
                                                       P.C.


         GENPAR

         GenPar is a Delaware limited partnership, the principal business of which is investing in public and private debt and equity securities and acting as general partner of OHCP and OHCMP. The principal business address of GenPar, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. OHCP MGP is the general partner of GenPar.

         OHCP MGP

         OHCP MGP is a Delaware limited liability company, the principal business of which is investing in public and private debt and equity securities and acting as general partner of GenPar. The principal business address of OHCP MGP, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of OHCP MGP are as follows:

                            RESIDENCE OR               PRINCIPAL OCCUPATION
NAME                        BUSINESS ADDRESS           OR EMPLOYMENT

Crandall                    See above                  See above

Doctoroff                   See above                  See above

Gruber                      See above                  See above

                                  SCHEDULE 13D
Issuer:  MeriStar Hotels & Resorts, Inc.               CUSIP Number. 589988104
------                                                 ------------


                            RESIDENCE OR               PRINCIPAL OCCUPATION
NAME                        BUSINESS ADDRESS           OR EMPLOYMENT

Wolfson                     See above                  See above

Cotham                      See above                  See above

Delatour                    See above                  See above

John H. Fant                201 Main St., Ste. 2300    Lawyer
                            Fort Worth, Texas 76102

Kevin G. Levy               201 Main St., Ste. 2300    Lawyer
                            Fort Worth, Texas 76102


         Also included herein is information with respect to the number of shares of the Stock beneficially owned by the following persons (who shall also be referred to as "Item 2 Persons"): William H. Bohnsack, Jr. ("Bohnsack"), Scott Krase ("Krase"), Ty Wallach ("Wallach"), Oak Hill Partners, Inc. ("Oak Hill"), John Stevenson ("Stevenson"), Trust for the Benefit of Walker Delatour ("Walker Trust"), Trust for the Benefit of William Delatour ("William Trust"), and William Janes ("Janes").

         (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or stated securities laws or finding any violation with respect to such laws.

         (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The response to Item 3 is amended in its entirety to read as follows:

         The source and amount of the funds used by the Reporting Persons to purchase shares of Stock are as follows:

REPORTING PERSON    SOURCE OF FUNDS            AMOUNT OF FUNDS

Hospitality         Contributions from         $1,686,655.33
                    Partners

Arbor               Contributions from         $1,686,655.50
                    Partners

MHX                 Contributions from         $1,686,653.13
                    Partners

Cherwell            Not Applicable (1)         Not Applicable

Group 31            Not Applicable (2)         Not Applicable

MCI                 Not Applicable (3)         Not Applicable

Penobscot           Not Applicable (4)         Not Applicable

PTJ Merchant        Not Applicable (5)         Not Applicable

Crandall            Personal Funds (6)         $3,081.40

Capital             Not Applicable (7)         Not Applicable

                                  SCHEDULE 13D
Issuer:  MeriStar Hotels & Resorts, Inc.               CUSIP Number. 589988104
------                                                 ------------



Keystone            Not Applicable (8)         Not Applicable

R. Bass             Personal Funds (9)         $32,055.08

OHCP                Contributions from         $ 9,749,999.25
                    Partners

OHCMP               Contributions from         $ 250,001.25
                    Partners

Item 2 Persons      Not Applicable (10)        Not Applicable

1. 53,068 shares of the Stock were acquired by Cherwell on August 3, 1998 in connection with a spin-off of the Issuer by CapStar Hotel Company; thus, no funds were expended in acquiring these shares.

2. 4,067 shares of the Stock were acquired by Group 31 on August 3, 1998 in connection with a spin-off of the Issuer by CapStar Hotel Company; thus, no funds were expended in acquiring these shares.

3. 39 shares of the Stock were acquired by MCI on August 3, 1998 in connection with a spin-off of the Issuer by CapStar Hotel Company; thus, no funds were expended in acquiring these shares.

4. 75,260 shares of the Stock were acquired by Penobscot on August 3, 1998 in connection with a spin-off of the Issuer by CapStar Hotel Company; thus, no funds were expended in acquiring these shares.

5. 100,000 shares of the Stock were acquired by the PTJ Merchant on August 3, 1998 in connection with a spin-off of the Issuer by CapStar Hotel Company; thus, no funds were expended in acquiring these shares.

6. 6,507 shares of the Stock were acquired by Crandall on August 3, 1998 in connection with a spin-off of the Issuer by CapStar Hotel Company; thus, no funds were expended in acquiring these shares.

7. 45,754 shares of the Stock were acquired by Capital on August 3, 1998 in connection with a spin-off of the Issuer by CapStar Hotel Company; thus, no funds were expended in acquiring these shares.

8. 19,367 shares of the Stock were acquired by Keystone on August 3, 1998 in connection with a spin-off of the Issuer by CapStar Hotel Company; thus, no funds were expended in acquiring these shares.

9. 67,720 shares of the Stock were acquired by R. Bass on August 3, 1998 in connection with a spin-off of the Issuer by CapStar Hotel Company; thus, no funds were expended in acquiring these shares.

10. All Item 2 Persons, except GenPar and OHCP MGP, acquired shares of the Stock on August 3, 1998 in connection with the spin-off of the Issuer by CapStar Hotel Company; thus, no funds were expended in acquiring these shares.

Item 4.  PURPOSE OF TRANSACTION.

         The Reporting Persons acquired and continue to hold the Stock reported herein for investment purposes. Depending on market conditions and other factors that the Reporting Persons may deem material to their respective investment decisions, the Reporting Persons may purchase additional Stock in the open market or in private transactions. Depending on these same factors and in the case of OHCP and OHCMP, except as otherwise restricted by the Purchase Agreement referred to in Item 6 herein, the Reporting Persons may sell all or a portion of the Stock on the open market or in private transactions.

         Except as set forth in this Item 4, the Item 2 Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) or Item 4 of Schedule 13D or the Act.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The response to Item 5 is amended in its entirety to read as follows:

                                  SCHEDULE 13D
Issuer:  MeriStar Hotels & Resorts, Inc.               CUSIP Number. 589988104
------                                                 ------------



         (a)

         REPORTING PERSONS

         HOSPITALITY

         Hospitality beneficially owns 764,067 shares of the Stock, which constitutes approximately 2.4% of the outstanding shares of Stock.

         ARBOR

         Arbor beneficially owns 764,067 shares of the Stock, which constitutes approximately 2.4% of the outstanding shares of Stock.

         MHX

         MHX beneficially owns 764,066 shares of the Stock, which constitutes approximately 2.4% of the Outstanding shares of Stock.

         CHERWELL

         Cherwell beneficially owns 61,912 shares of the Stock, which constitutes approximately 0.2% of the outstanding shares of Stock.

         GROUP 31

         Group 31 beneficially owns 4,067 shares of the Stock, which constitutes less than 0.1% of the outstanding shares of Stock.

         MCI

         MCI beneficially owns 45 shares of the Stock, which constitutes less than 0.1% of the outstanding shares of Stock.

         PENOBSCOT

         Because of its position as the sole stockholder of MCI, and because of its direct ownership of 87,803 shares of Stock, Penobscot may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 87,848 shares of the Stock, which constitutes approximately 0.3% of the outstanding shares of Stock.

         PTJ MERCHANT

         Because of its position as the sole stockholder of Penobscot, and because of its direct ownership of 116,666 shares of Stock, PTJ Merchant may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 24,514 shares of the Stock, which constitutes approximately 0.7% of the outstanding shares of Stock.

         CRANDALL

         Because of his position as the president of each of Acadia MGP, Group 31 and PTJ, because of his position as the sole member of Group III, and because of his direct ownership of 7,592 shares of the Stock, Crandall may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,030,493 shares of Stock, which constitutes approximately 3.3% of the outstanding shares of Stock.

                                  SCHEDULE 13D
Issuer:  MeriStar Hotels & Resorts, Inc.               CUSIP Number. 589988104
------                                                 ------------



         CAPITAL

         Capital beneficially owns 45,754 shares of the Stock, which constitutes less than 0.1% of the outstanding shares of the Stock.

         KEYSTONE

         The number of shares of the Stock that Keystone owns beneficially is 193,367, which constitutes approximately 0.6% of the outstanding shares of the Stock.

         R. BASS

         Because of his position as sole director of Keystone, and because of his direct ownership of 77,518 shares of the Stock, R. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 270,885 shares of Stock, which constitutes approximately 0.9% of the outstanding shares of Stock.

         OHCP

         OHCP beneficially owns 3,545,455 shares of the Stock, which constitutes approximately 11.3% of the outstanding shares of the Stock.

         OHCMP

         OHCMP beneficially owns 90,909 shares of the Stock, which constitutes approximately 0.3% of the outstanding shares of the Stock.

         ITEM 2 PERSONS

         Information with respect to the Item 2 persons is attached hereto as
Schedule I.

         (b)

         REPORTING PERSONS

         HOSPITALITY

         Acting through its general partner, Hospitality has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 764,067 shares of Stock.

         ARBOR

         Acting through its general partner, Arbor has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 764,067 shares of Stock.

         MHX

         Acting through its general partner, MHX has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 764,066 shares of Stock.



         CHERWELL

         Acting through its president, Cherwell has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 61,912 shares of the Stock.

                                  SCHEDULE 13D
Issuer:  MeriStar Hotels & Resorts, Inc.               CUSIP Number. 589988104
------                                                 ------------



         GROUP 31

         Acting through Crandall, its President, Group 31 has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,067 shares of the Stock.

         MCI

         Acting through its sole stockholder, MCI has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 45 shares of Stock.

         PENOBSCOT

         Acting through its sole general partner, and in its capacity as the sole stockholder of MCI with respect to 45 shares of the Stock, Penobscot has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 87,848 shares of Stock.

         PTJ MERCHANT

         In its capacity as the sole general partner of Penobscot, and acting through its managing general partner, PTJ Merchant has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 204,514 shares of Stock.

         CRANDALL

         In his capacity as the sole member of Group III, Crandall has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 764,067 shares of Stock. In his capacity as the president and sole shareholder of Acadia MGP, Crandall has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 61,912 shares of Stock. In his capacity as the president and sole shareholder of Group 31, Crandall has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,067 shares of Stock. In his capacity as the president and sole stockholder of PTJ, Crandall has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 204,514 shares of Stock. In his individual capacity, Crandall has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 7,592 shares of Stock.

         CAPITAL

         Acting through its managing partner, MLBT, Capital has the sole power to vote or to direct the vote and to dispose or direct the disposition of 45,754 shares of the Stock.

         KEYSTONE

         Acting through R. Bass, its president and sole director, Keystone has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 193,367 shares of the Stock.

         R. BASS

         In his capacity as the sole director and president of Keystone, R. Bass has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 193,367 shares of Stock. In his individual capacity, R. Bass has sole power to vote or to direct the vote and to dispose or to direct the disposition of 77,518 shares of Stock.

         OHCP

         Acting through GenPar, OHCP has the sole power to vote or to direct the vote and to dispose or direct the disposition of 3,545,455 shares of the Stock.

         OHCMP

                                  SCHEDULE 13D
Issuer:  MeriStar Hotels & Resorts, Inc.               CUSIP Number. 589988104
------                                                 ------------



         Acting through GenPar, OHCMP has the sole power to vote or to direct the vote and to dispose or direct the disposition of 90,909 shares of the Stock.

         ITEM 2 PERSONS

         Information with respect to the Item 2 Persons is attached hereto as
Schedule I.

         (c) Response to item 5(c) is hereby partly amended by adding at the end thereof the following:

         On December 28, 1999, OHCP and OHCMP purchased an aggregate of 1,818,182 shares of the Issuer's Stock for an aggregate purchase price of $5,000,000.50 as more fully described in Item 6.

         Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the Stock during the past 60 days.

         (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock owned by such Reporting Person.

         (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The response to Item 6 is amended in its entirety to read as follows:

         On April 15, 1999 pursuant to a Stock Purchase Agreement dated as of March 31, 1999, as amended as of April 14, 1999, by and between the Issuer, OHCP and OHCMP (the "Purchase Agreement", a copy of which is attached hereto as Exhibit 99.5 and incorporated herein by reference), OHCP and OHCMP purchased an aggregate of 1,818,182 shares of the Issuer's Stock for an aggregate purchase price of $5,000,000. In addition, pursuant to the Purchase Agreement, OHCP and OHCMP acquired the option (the "Option") to purchase additional shares of the Issuer's Stock (the "Option Shares") in an aggregate amount having a value of $5,000,000 at a purchase price per share equal to the greater of (i) the average closing sale price of the Stock on the New York Stock Exchange for the twenty
(20) Trading Days (as defined in the Purchase Agreement) ending on the Trading Day prior to the purchase and issuance of Option Shares or (ii) $2.75.

         On December 28, 1999, OHCP and OHCMP exercised their Option to purchase Option Shares and purchased an aggregate of 1,818,182 shares of the Issuer's Stock at a purchase price of $2.75 per share or an aggregate purchase price of $5,000,000.50.

         The Purchase Agreement also provides that OHCP and OHCMP may not transfer any of their shares of the Issuer's Stock without the prior written consent of the Issuer during the period beginning on April 15, 1999 and ending on the earlier to occur of either (i) six months from April 15, 1999 or (ii) the sale or other disposition of all Hotel Interests (as defined in the Agreement of Limited Partnership of MIP Lessee, L.P. dated March 31, 1999 (the "JV Agreement"), which is attached hereto as Exhibit 99.6 and incorporated herein by reference) by the Underlying Partnership (as defined in the JV Agreement) and its subsidiaries.

         Pursuant to the Purchase Agreement, OHCP has the right to appoint a representative to attend meetings of the Board of Directors of the Issuer, to change the representative so appointed at any time and, upon the resignation of such representative for any reason, to reappoint such a representative as long as OHCP and OHCMP collectively own at least fifty percent (50%) of the Options and the Stock that they currently own. The right of OHCP to appoint a representative to attend meetings of the Board of Directors of the Issuer shall be suspended during any period of time during which their representative serves as a member of the Board of Directors of the Issuer. On April 14, 1999, OHCP designated Daniel L. Doctoroff as its representative and the Issuer accepted such designation.

                                  SCHEDULE 13D
Issuer:  MeriStar Hotels & Resorts, Inc.               CUSIP Number. 589988104
------                                                 ------------



         OHCP, OHCMP and the Issuers have entered into a Registration Rights Agreement dated as of March 31, 1999, (the "Registration Rights Agreement", a copy of which is attached hereto as Exhibit 99.7 and incorporated herein by reference) pursuant to which OHCP and OHCMP have the right to demand registration of their Registrable Securities (as defined in the Registration Rights Agreement) upon the terms and conditions set forth therein.

         Except as set forth herein or in the Exhibits filed or to be filed herewith, none of the Reporting Persons have any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to each other or with any person with respect to any of the Issuer's Stock owned by such Reporting Person.







Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

   *Exhibit 99.1 -- Agreement pursuant to Rule 13d-1 (k) (1) (iii). *Exhibit 99.2 -- Limited Partnership Agreement of FW Hospitality, L.P. *Exhibit 99.3 -- Limited Partnership Agreement of Arbor REIT, L.P. *Exhibit 99.4 -- Limited Partnership Agreement of MHX Investors, L.P. *Exhibit 99.5 -- Stock Purchase Agreement by and between the Issuer,
                    OHCP and OHCMP dated March 31, 1999, as amended as of April 14, 1999.
   *Exhibit 99.6 -- Limited Partnership Agreement of MIP Lessee, L.P. dated
                    March 31, 1999.
   *Exhibit 99.7 -- Registration Rights Agreement dated March 31,1999.








   *Filed Previously.











         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED:   January 19, 2000

                  FW HOSPITALITY, L.P.

                                  SCHEDULE 13D
Issuer:  MeriStar Hotels & Resorts, Inc.               CUSIP Number. 589988104
------                                                 ------------



                  By:   GROUP III, 31, L.L.C.,
                        general partner

                  By:      /s/ J. Taylor Crandall
                        ---------------------------------
                        J. Taylor Crandall, sole member

                  ARBOR REIT, L.P.

                  By:   GROUP INVESTORS, L.L.C.,
                        general partner

                  By:      /s/ Mark A. Wolfson
                        ---------------------------------
                        Mark A. Wolfson, sole member

                  MHX INVESTORS, L.P.

                  By:   FW GROUP GENPAR, INC.,
                        general partner

                  By:      /s/ W. R. Cotham
                        ---------------------------------
                        W. R. Cotham, Vice President

                     /s/ W. R. Cotham
                  -------------------------------
                  W. R. COTHAM

                  As Vice President of each of CHERWELL INVESTORS, INC., GROUP 31, INC. and MC INVESTMENT CORPORATION

                  PENOBSCOT PARTNERS, L.P.

                  By:   PTJ MERCHANT BANKING PARTNERS, L.P.,
                        general partner

                        By:   PTJ, INC.,
                              managing general partner

                              By:     /s/ W.R. Cotham
                                    ----------------------------------
                                    W.R. Cotham, Vice President

                  PTJ MERCHANT BANKING PARTNERS, L.P.

                  By:   PTJ, INC.,
                        managing general partner

                        By:    /s/ W.R. Cotham
                              ----------------------------------
                              W. R. Cotham, Vice President



                  /s/ J. Taylor Crandall
                  -------------------------------
                  J. TAYLOR CRANDALL


                  CAPITAL PARTNERSHIP

                  By:   MARGARET LEE BASS 1980 TRUST, Managing Partner

                                  SCHEDULE 13D
Issuer:  MeriStar Hotels & Resorts, Inc.               CUSIP Number. 589988104
------                                                 ------------



                        By:   PANTHER CITY INVESTMENT COMPANY, Trustee

                              By:   /s/ W. R. Cotham
                                    --------------------------------

                  KEYSTONE, INC.

                  By:   /s/ W. R. Cotham
                        -------------------------------
                        W.R. Cotham, Vice President

                  /s/ W.R. Cotham
                  ------------------------------
                  W.R. COTHAM,

                  As attorney-in-fact for:

                  ROBERT M. BASS (1)

                  OAK HILL CAPITAL PARTNERS, L.P.

                  By:   OHCP GENPAR, L.P.,
                        general partner

                  By:   OHCP MGP, L.L.C.,
                        general partner

                        By:     /s/ Kevin G. Levy
                                --------------------------------

                  OAK HILL CAPITAL MANAGEMENT PARTNERS, L.P.

                  By:   OHCP GENPAR, L.P.,
                        general partner

                  By:   OHCP MGP, L.L.C.,
                        general partner

                        By:     /s/ Kevin G. Levy
                                --------------------------------


(1) A Power of Attorney authorizing W.R. Cotham, et al., to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.

                                  SCHEDULE 13D
Issuer:  MeriStar Hotels & Resorts, Inc.               CUSIP Number. 589988104
------                                                 ------------



                                                                      SCHEDULE I

         Item 5 (a)

         The following persons beneficially own the number of shares of Stock set forth opposite their names:


                    Name                Number of Shares
                    ----                ----------------

               FW Group                             590
               Wolfson                            7,117
               Brown                              7,615
               Doctoroff                         67,882
               Gruber                            67,033
               August                            78,204
               Monsky                            12,731
               Bernstein                         33,770
               Alexander                          2,034
               Delatour                           5,540
               Scotto                             2,034
               Bohnsack                           8,305
               Krase                              6,846
               Wallach                              491
               Oak Hill                          14,154
               Stevenson                          1,993
               Walker Trust                       3,754
               William Trust                      3,754
               William Janes                      9,151


         Item 5 (b)

         The persons listed above have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the number of shares of Stock set forth opposite their names.

                                  SCHEDULE 13D
Issuer:  MeriStar Hotels & Resorts, Inc.               CUSIP Number. 589988104
------                                                 ------------



                                  EXHIBIT INDEX


EXHIBIT                   DESCRIPTION

*99.1          Agreement pursuant to Rule 13-d-1 (k) (1) (iii)
*99.2          Limited Partnership Agreement of FW Hospitality, L.P.
*99.3          Limited Partnership Agreement of Arbor REIT, L.P.
*99.4          Limited Partnership Agreement of MHX Investors, L.P.
*99.5          Stock Purchase Agreement by and between the Issuer, OHCP and
               OHCMP dated March 31, 1999, as amended as of April 14, 1999.
*99.6          Limited Partnership Agreement of MIP Lessee, L.P. dated March
               31, 1999.
*99.7          Registration Rights Agreement dated March 31, 1999.


*Filed previously.